FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Société Anonyme with share capital of EUR 2,014,844,806

Corporate headquarters: 16, rue de la Ville l’Evêque—75008 PARIS

Paris Register of Commerce: 542 062 559

NOTICE OF MEETING

Shareholders of SUEZ are convened to attend the Combined Annual and Extraordinary General Meeting on Tuesday, April 15, 2003, at 9.00 a.m. at the Company Corporate headquarters, 16, rue de la Ville l’Evêque—75008 Paris (France), to deliberate on the following agenda:

A.	Deliberating as an Ordinary General Meeting

•	Board of Directors’ Report

•	Auditors’ Reports

•	Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

•	Appropriation of earnings and declaration of the dividend

•	Vote on the Auditors’ Report on Agreements involving Directors of the Company

•	Approval of the fiscal year 2002 consolidated financial statements

•	Renewal of the term of office of two Directors

•	Appointment of a Director

•	Authorization to trade in the Company’s shares

B.	Deliberating as an Extraordinary General Meeting

•	Authorization granted to the Board of Director to reduce the share capital of the Company by canceling shares

•	Powers to carry out decisions and perform formalities

If the quorum requirements should not be met at the General Meeting, the Combined Annual and Extraordinary General Meeting will be re-convened on Friday, April 25, 2003, at 2.30 p.m., at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris (France).

*

* *

ELIGIBILITY AND PARTICIPATION AT THE GENERAL MEETING

All shareholders will be eligible to participate in the General Meeting, whatever the number of shares held.

•	To be entitled to attend or to be represented at this Meeting:

-	holders of registered shares should have their holdings recorded in their name in the register kept by Crédit Agricole Investor Services/CT, at least 1 day prior to the date of the General Meeting;

-	holders of bearer shares should file or have filed by the bank, financial institution or broker with which the shares are recorded a certificate stating that their shares are non-transferable up until the date of the General Meeting. The certificate must be filed at least 1 day prior to the date of the Meeting with Crédit Agricole Investor Services/CT*.

•	To vote by correspondence, registered shares should be recorded or the certificate stating the non-transferability of bearer shares should be filed at least 3 days prior to the date of the General Meeting.

Crédit Agricole Investor Services/CT will send holders of registered shares the documents enabling them to attend or be represented at the Meeting, or to vote by correspondence. Holders of fractions of shares will be required to be represented by one such holder who will be considered to own a whole share.

In accordance with the bylaws, voting rights are vested solely in beneficial owners of the shares.

Subject to filing of a certificate stating that their shares are non-transferable up to the date of the Meeting:

-	Shareholders wishing to attend the Meeting in person may obtain an entry card from Crédit Agricole Investor Services/CT*. Applications for entry cards must be received no later than 5 days prior to the date of the Meeting, failing which shareholders may obtain entry cards at the Palais des Congrès on the day of the Meeting;

-	Shareholders who are unable to attend the Meeting in person may:

1.	send a form of proxy to Crédit Agricole Investor Services/CT*, without indicating the name of the proxy, in which case a vote will be cast in favor of the resolutions approved by the Board of Directors,

2.	vote by correspondence.

3.	give a form of proxy to their spouse or to another shareholder who plans to attend the Meeting,

Shareholders who are unable to attend the General Meeting and who wish to be represented should send their form of proxy to Crédit Agricole Investor Services/CT*, to be received at least 1 day prior to the date of the Meeting.

A combined proxy and voting by correspondence form will be sent directly by Crédit Agricole Investor Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of the Notice of Meeting by writing to Crédit Agricole Investor Services/CT. The application should be made by registered letter with acknowledgement of receipt, to be received by Crédit Agricole Investor Services/CT* no later than 6 days prior to the date of the Meeting.

In order to be taken into account, votes by correspondence must be received by Crédit Agricole Investor Services/CT on the appropriate form, duly completed, at least 3 days prior to the date of the Meeting. Votes by correspondence from holders of bearer shares will be taken into account subject to a certificate stating that the shares are non-transferable being filed with Crédit Agricole Investor Services/CT* at least 3 days prior to the date of the Meeting.

Shareholders who have elected to vote by correspondence will not have the right to attend or be represented at the Meeting.

In accordance with Article 136 of the Decree of March 23, 1967, as amended on May 3, 2002, any shareholder having performed one of the above formalities can, nonetheless, sell some or all of his/her shares during the minimum registered share inscription period or bearer share non-transfer period by notifying the party authorized to keep the accounts by the Financial Markets Council of the revocation of this registration or non-transfer period, up to 3 p.m. Paris time, the day preceding the General Meeting, provided, where an admission card has been requested or a correspondence vote or proxy form submitted, the shareholder provides the party authorized to keep the accounts by the Financial Markets Council with the necessary information enabling the cancellation of his/her votes or the amendment of the number of shares and corresponding votes held.

THE BOARD OF DIRECTORS

* Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06

Information Notice issued with respect to the implementation of the share buy-back program to be submitted for approval to the Combined Annual and

Extraordinary General Meeting convened on April 15, 2003 and reconvened, in the absence of quorum, on April 25, 2003

Pursuant to Article L621-8 of the Monetary and Financial Code, this Information Notice was registered with the Commission des Opérations de Bourse (COB) under the number 03-175 on March 20, 2003, in accordance with COB Regulation n° 98-02,

as amended by Regulation n°2000-06. This document was prepared by the issuer and is the sole responsibility of its signatories. Its registration with the COB does not imply approval of the share buy-back program nor authentication of the financial and accounting information presented.

INTRODUCTION

Pursuant to COB Regulation n° 98-02 of September 6, 1998, as amended by COB Regulation n° 2000-06, the purpose of this Information Notice is to describe the objectives, terms and conditions of the SUEZ share buy-back program to be submitted for approval to the Combined Annual and Extraordinary General Meeting convened on April 15, 2003 and, in the absence of quorum, reconvened on April 25, 2003, together with the impact of this program on shareholder interests.

The principal terms and conditions of this program are as follows:

-	securities concerned: shares listed on the Euronext Premier Marché

-	maximum percentage of the share capital authorized by the General Meeting for buy-back: 10%

-	Maximum authorized unit purchase price: €36

-	Minimum authorized unit selling price: €12

-	Objectives in decreasing order of importance: the stabilization of the stock market price of Company shares by systematically trading against current trends; the acquisition and sale of shares based on market conditions ; the subsequent cancellation of shares as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting; the retention of shares as part of the financial management of share capital and assets; the coverage of stock subscription or purchase option plans, the allotment or sale of shares to current or former Group employees or the implementation of stock purchase option plans; the transfer, sale or exchange of shares as part of financial transactions and notably in the event of an issue of composite securities[1].

-	Duration of the program: 18 months commencing on the date of the General Meeting

I.	REVIEW OF THE PREVIOUS SHARE BUY-BACK PROGRAM

The share buy-back program authorized by the General Meeting of April 26, 2002, and the subject of a Information Notice registered with the COB under the number 02-274 on March 25, 2002, was used, between April 26, 2002 and February 28, 2003, to purchase 7,463,153 shares for total consideration of €144.6 million and a unit value of €19.37.

During the same period, 31,779 shares were sold for a total consideration of €1 million and a unit value of €32.54.

In addition, 32,373,156 shares were cancelled with effect from December 31, 2002. No other share cancellations were performed during the last 24 months.

At the end of February 2003, SUEZ held, directly or indirectly, 13.3 million of its own shares, representing 1.3% of the share capital.

[1]	Pursuant to the 29th resolution approved by the General Meeting of May 4, 2001 and the 9th and 10th resolutions approved by the General Meeting of April 26, 2002, SUEZ may, where applicable, undertake bond issues convertible into or exchangeable for new or existing shares.

II.	OBJECTIVES OF THE SHARE BUY-BACK PROGRAM

The objectives of the SUEZ share buy-back program are presented below in decreasing order of importance:

-	the stabilization of the stock market price of Company shares by systematically trading against current trends,

-	the acquisition and sale of shares based on market conditions,

-	the subsequent cancellation of shares as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

-	the retention of shares as part of the financial management of share capital and assets,

-	the coverage of stock purchase or subscription option plans, the allotment or sale of shares to current or former Group employees or the implementation of stock purchase option plans,

-	the transfer, sale or exchange of shares as part of financial transactions and notably, where applicable, in the event of an issue of composite securities[2].

III.	LEGAL FRAMEWORK

Implementation of this program shall be submitted for approval to the Combined Annual and Extraordinary General Meeting of SUEZ shareholders convened on April 15, 2003, and to be reconvened, in the absence of quorum, on April 25, 2003, in the following two resolutions[3]:

Eighth resolution: Authorization to trade in the Company’s share

Shareholders, deliberating at the Ordinary General Meeting and having reviewed the Board of Directors’ Report and the Information Notice approved by the Commission des Opérations de Bourse, authorize the Board of Directors to purchase Company shares under the terms and conditions set forth in Article L 225-209 of the French Commercial Code, in connection with the following transactions:

•	the stabilization of the stock market price of Company shares by systematically trading against current trends,

•	their acquisition and sale based on market conditions,

•	their subsequent cancellation as part of a share capital decrease decided or authorized by shareholders in Extraordinary General Meeting,

•	their retention as part of the financial management of share capital and assets,

•	their allotment or sale to current or former Group employees or the implementation of stock purchase option plans,

•	their transfer, sale or exchange as part of financial transactions,

in accordance with the following terms and conditions:

[2]	Pursuant to the 29th resolution approved by the General Meeting of May 4, 2001 and the 9th and 10th resolutions approved by the General Meeting of April 26, 2002, SUEZ may, where applicable, undertake bond issues convertible into or exchangeable for new or existing shares.
[3]	The full text of these resolutions is presented in the COB reference document.

•	the maximum number of shares purchased may not exceed 10% of the share capital as of the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed €3.6 billion,

•	the maximum purchase price is set at €36 and the minimum selling price at €12. However, where it is decided to implement the options offered by paragraph 3 of the aforementioned Article L 225-209, the selling price shall be determined in accordance with applicable law.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated or over-the-counter market, and the implementation of option transactions, such as the purchase or sale of calls or puts. These transactions may be performed at any time, including during a takeover bid.

In the event of a share capital increase by capitalization of reserves and the bonus allotment of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares determined by the transaction.

This authorization is granted for a period of eighteen months from the date of this General Meeting and supercedes that granted by the seventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

Shareholders confer full powers on the Board of Directors, including that of delegation, to implement this resolution, perform all formalities, make returns to any entities and generally do all that is necessary.

Ninth resolution: Authorization granted to the Board of Directors to reduce the share capital of the Company by canceling shares

Shareholders, deliberating as an Extraordinary General Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, for a period of eighteen months, pursuant to Article L 225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by canceling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months from the end of this General Meeting; it cancels and replaces the former authorization granted by the eleventh resolution presented to the Combined Annual and Extraordinary General Meeting of April 26, 2002.

Shareholders confer full powers on the Board of Directors to:

-	perform such share capital reductions,

-	set the final amount of the decrease, determine the terms and conditions and acknowledge the completion thereof,

-	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital,

-	make the appropriate amendments to the bylaws and generally do all that is necessary,

in accordance with applicable law as of the date of utilization of this authorization.

IV.	TERMS AND CONDITIONS

1.	Maximum share in the share capital which may be purchased and maximum price which may be paid by SUEZ

SUEZ may purchase shares representing up to a maximum of 10% of the estimated share capital as of the date of the General Meeting, approximately 100.7 million shares[4], for a maximum theoretical purchase consideration of €3.6 billion. SUEZ reserves the rights to use the entire authorized share program.

At the end of February 2003, SUEZ held, directly or indirectly, 13.3 million of its own shares, representing 1.3% of the share capital.

As such and based on the estimated share capital at the date of the General Meeting, SUEZ may buy-back up to 87.4 million shares, representing 8.7% of the share capital, for a maximum purchase consideration of €3.14 billion.

SUEZ undertakes, should the share buy-back program lead it to hold, directly or indirectly, over 10% of its share capital, to sell or cancel within a 6-month period the fraction of this holding exceeding 10%.

2.	Purchase procedures

The shares will be acquired, in whole or in part, on the market, through the purchase of share blocks or the use of derivative instruments, without, to the extent possible increasing share volatility.

3.	Duration of the share buy-back program

The buy-back program will expire, pursuant to the eighth resolution presented to the Combined General Meeting, at the end of an 18-month period commencing on the date of this Meeting, i.e. until October 14, 2004, or October 24, 2004, should it be necessary to reconvene the General Meeting in the absence of quorum.

Share purchases may only be cancelled up to a maximum of 10% of the share capital by 24-month period.

4.	Financing of the share buy-back program

SUEZ intends to finance the buy-back of its own shares through internal resources (SUEZ consolidated assets as of December 31, 2002 include total cash and cash equivalents of €8.4 billion).

Note that total reserves recorded in parent company liabilities as of December 31, 2002 amount to approximately €18 billion, largely in excess of the maximum total consideration payable under the share buy-back program as indicated in section 1.

As of December 31, 2002, consolidated shareholders’ equity totaled €15.7 billion and consolidated net borrowings €24.3 billion.

V.	INFORMATION ENABLING AN ASSESSMENT OF THE IMPACT OF THE SHARE BUY-BACK PROGRAM ON THE GROUP FINANCIAL POSITION

The impact of the share buy-back program on the SUEZ financial statements was assessed, for information purposes only, based on the 2002 consolidated financial statements and the following assumptions:

•	buy-back at the beginning of the year of 87.4 million shares (8.7% of the share capital as of December 31, 2002) based on a share price of €15.7 (the average share price over the last two months),

•	a pre-tax financing cost of 3.5%.

[4]	It is not possible to determine the exact number of shares which will make up the share capital as of the date of the General Meeting, due to the existence of potential share capital (see Section VII above).

On this basis, the impact of the share buy-back program on the 2002 financial statements is as follows:

	Consolidated financial statements as of December 31, 2002	Buy-back of 8.7% of the share capital	Pro forma financial statements after buy-back of 8.7% of the share capital	Impact of the buy-back in percentage terms
Shareholders’ equity, Group share	10,577.50	(1,372.2)	9,205.30	-12.9%
Total shareholders’ equity	15,768.20	(1,372.2)	14,396.20	-8.7%
Net indebtedness	24,306	+1,372.2	25,678	+5.6%
Net loss, Group share	(862.5)	(31.21)	(893.71)	-3.6%
Weighted average number of shares outstanding	991,270,887	87,400,000	903,870,887	-8.7%
Net loss per share	(0.87)	(0.12)	(0.99)	-13.8%
Weighted average number of shares outstanding adjusted for the impact of dilutive instruments	1,041,240,234	87,400,000	953,840,234	-8.4%
Diluted net loss per share	(0.82)		(0.936)	-14.1%

	Sensitivity (full year equivalent)
	Purchase price for 8.7% of the share capital
	€15	€20
Current earnings per share (€)	0.93	0.91
Loss per share (€)	-0.98	-0.998

	Financing cost
	3%	4%
Current earnings per share (€)	0.93	0.92
Loss per share (€)	-0.98	-0.99

The use of some of the shares purchased for a purpose other than cancellation (such as their exchange) would reduce the relutive impact of the buy-back program on current earnings per share in the same amount.

VI.	TAX REGIME

•	Transferee

The buy-back by SUEZ of its own shares with respect to their cancellation does not impact taxable net income.

In particular, any increase in value between the buy-back and cancellation dates does not generate a capital gain for tax purposes.

Furthermore, this transaction does not require the payment of withholding tax.

The buy-back by SUEZ of its own shares without cancellation will impact taxable net income if they are subsequently sold or transferred at a price different to the purchase price.

•	Transferor

As share buy-back transactions are performed pursuant to Article L. 225-209 of the Commercial Code, any gains realized by the transferor fall within the scope of the capital gains tax regime, in accordance with Article 112-6° of the General Tax Code.

•	Transferor – French resident private individual

Disposals by a private individual, resident for tax purposes in France, are liable to tax under the regime provided in Article 150-OA of the General Tax Code.

Capital gains are taxable at 16% (26% including various social security contributions) where total annual sales of marketable securities and equivalents by the transferor exceed €15,000 with effect from fiscal year 2003.

Capital losses incurred since January 1, 2002 may be offset against capital gains of the same nature realized in the current year and the ten subsequent years, provided the aforementioned limit is exceeded in the year the capital losses are incurred.

•	Transferor – Non-resident private individual

Pursuant to Article 244 bis B of the general Tax Code, disposals by a non-resident are exempt from tax provided his or her direct or indirect interest in SUEZ does not exceed 25%.

•	Transferor – corporate entity

Disposals by a corporate entity, liable to corporate income tax and resident for tax purposes in France, are liable to tax under the professional capital gains tax regime (Article 39 duodecies et seq. and 209 quater of the General Tax Code).

Investors should note that the above is only a summary of the current tax regime and that their individual tax position should be discussed with their usual tax advisor.

VII.	INTENTION OF INDIVIDUALS CONTROLLING, ALONE OR IN CONCERT, THE ISSUER

No entity, acting alone or in concert, controls SUEZ.

VIII.	SUEZ SHARE OWNERSHIP

As of December 31, 2002 the share capital was made up of 1,007,422,403 outstanding shares, representing 1,130,883,275 voting rights reported at the Combined Annual and Extraordinary General Meeting of April 26, 2002, held as follows:

	% capital *	% voting rights **
• Groupe Bruxelles Lambert (GBL)	7.19%	12.45%
• Employee shareholders	3.97%	4.47%
• Crédit Agricole	3.29%	5.65%
• CDC	3.17%	3.76%
• Cogema	2.26%	2.79%
• CNP Assurances	1.60%	1.42%
• Caixa	1.54%	1.37%
• Treasury stock	1.32%	—
• Sofina	0.99%	0.88%
• Other shareholders	74.67%	67.21%
(to the Company’s knowledge, no shareholder
in this category owns more than 5% of the share capital)

	100%	100%

*	calculated based on the number of shares outstanding as of December 31, 2002
**	calculated based on reported voting rights of 1,130,883,275 (CGM of April, 26 2002)

There are no shareholder agreements.

To the Company’s knowledge, no other shareholder holds, directly, indirectly or in concert, 5% or more of the share capital or voting rights.

SUEZ potential share capital as of December 31, 2002 is as follows:

Plan	Stock options exercised in 2002	Stock options not exercised	Expiry date
Lyonnaise des Eaux Stock Option Plans
06/14/1995	26,385	436,250	06/14/2003
07/24/1996	103,605	712,560	07/24/2004
Total	129,990	1,148,810
SUEZ Stock Option Plans
11/17/1997	26,000	4,734,000	11/17/2005
11/28/2000	0	6,368,750	11/28/2010
12/21/2000	0	2,901,500	12/20/2010
11/28/2001	0	12,852,500	11/27/2011
11/20/2002	0	8,991,847	11/19/2012

Total	26,000	35,848,597

	155,990	36,997,407

Potential share capital may result from:
1 – the exercise of stock subscription options:	36,997,407
2 – the conversion of January-February 1996 4% convertible bonds of €79.27 nominal value each:	12,971,940
Total :	49,969,347

IX.	RECENT EVENTS

In January 2003, SUEZ announced the launch of a 2003-2004 action plan. The priority for these two years is to improve and protect the profitability of the Group and strengthen its financial soundness. Implementation of this plan has been launched. The Executive Committee is in place and the unified central headquarter functions have now been defined. Cost reduction measures should enable pre-tax savings of €500 million in 2003 and a further €100 million in 2004.

In the context of this plan, the Group announced the termination of the Manila and Atlanta contracts.

Sales of non-core assets continue: on February 28 SUEZ announced the sale of its residual interests in Axa and Vinci and a substantial reduction in its interest in Total Fina Elf.

Responsibility for the Information Notice

To the best of our knowledge, the information presented in this Information Notice fairly reflects the current situation and includes all information required by investors to assess the SUEZ share buy-back program. We confirm that no information likely to have a material impact on the interpretation of this document has been omitted.

Gérard Mestrallet

Chairman and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 28, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary